                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE 13D
           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                                CERES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156772 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                             Cleveland, Ohio 44114
                                  216-736-7204
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 18, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 47 Pages

                                  SCHEDULE 13D
CUSIP NO. 156772 10 5                                         PAGE 2 OF 47 PAGES
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           PETER W. NAUERT
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                        ---
                                                                   (b)  [X]
                                                                        ---
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           BK
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [ ]
                                                                        ---
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           2,487,525(1)
                                       -----------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY
                                       -----------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         2,487,525(1)
                                       -----------------------------------------
               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,487,525(1)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
(1) Includes warrants to purchase 532,781 shares of common stock at $5.50 per share (the "Equity Warrant") including warrants to purchase 65,963 shares of common stock at $5.50 per share, as described in this Schedule 13D (the "UP&UP Equity Warrant"); warrants to purchase 500,000 shares of common stock at $6.00 per share (the "Guarantee Warrant"); and non-qualified options to purchase 250,000 shares of common stock at an average price of $7.30 per share.

CUSIP No. 156772 10 5


         This Amendment No. 2 to Schedule 13D Statement is filed on behalf of Peter W. Nauert for the purpose of reporting an acquisition by, and an issuance to, Mr. Nauert of shares of common stock, par value $0.001 per share (the "Shares"), and the acquisition by Mr. Nauert of warrants to purchase Shares, of Ceres Group, Inc., a Delaware corporation ("Ceres").

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is amended and supplemented as follows:

         The 100,000 Shares and the UP&UP Equity Warrant to purchase 65,963 Shares acquired by Mr. Nauert since the filing of the Amendment No. 1 to
Schedule 13D Statement on March 12, 1999 ("Amendment No. 1") were acquired for the aggregate purchase price of $550,000. Mr. Nauert purchased the 100,000 Shares and the UP&UP Equity Warrant on November 18, 1999 with the proceeds of a loan (the "Loan Agreement") from Bank One, Illinois, NA ("Bank One"). Mr. Nauert executed a Promissory Note in favor of Bank One, dated as of December 4, 1997, as modified (the "Promissory Note"). The Promissory Note is in the amount of $1.5 million and bears interest at a variable rate based on the outstanding principal balance, ranging from Prime to Prime less 1.0%. The Promissory Note matures on March 1, 2000. The Loan Agreement and Promissory Note are attached hereto as Exhibit 7.9.

         In addition, Ceres issued 108,108 Shares to Mr. Nauert on July 1, 1999, pursuant to the stock award provision of his employment agreement, as amended.

Item 4.  Purpose of Transaction.
         -----------------------

         Item 4 is amended and supplemented as follows:

         Mr. Nauert purchased 100,000 Shares and the UP&UP Equity Warrant on November 18, 1999 in connection with a private sale by United Payors and United Providers, Inc., a stockholder of Ceres ("UP&UP"), of 137,818 Shares and warrants to purchase 90,909 Shares at $5.50 per share, to Mr. Nauert and his designees (the "UP&UP Sale"). Mr Nauert assigned the right to purchase 37,818 Shares and 24,946 UP&UP Equity Warrants to various members of Ceres' senior management. In connection with the UP&UP Sale, Mr. Nauert and his designees entered into a Stock Purchase Agreement with UP&UP, dated November 16, 1999, which is attached hereto as Exhibit 7.10 and incorporated herein by reference. The Stock Purchase Agreement provides that the Shares purchased by Mr. Nauert and his designees in the UP&UP Sale will be bound by and subject to the Stockholders Agreement and the Voting Agreement, as more fully described in Item 5 to Amendment No. 1, and that the Shares purchased by Mr. Nauert and his designees are "Registrable Shares" as defined in the Registration Rights Agreement, as more fully described in Item 6 to Amendment No. 1.

         Mr. Nauert and Ceres entered into an employment agreement, dated as of June 30, 1998, that commenced on July 1, 1998 and terminates on July 1, 2001 (the "Employment Agreement"). The Employment Agreement is described in Item 4 and filed as Exhibit 7.7 to Amendment No. 1. The First Amendment to the Employment Agreement dated March 18, 1999 and the Second Amendment

                               Page 3 of 47 Pages

CUSIP No. 156772 10 5


to the Employment Agreement dated June 15, 1999 are attached hereto as Exhibits
7.11 and 7.12, respectively.

         The following is a summary of the Employment Agreement, as amended, and is not intended to be a complete description. Reference is made to the full text of the Employment Agreement, attached as Exhibit 7.7 to Amendment No. 1, and the First Amendment and Second Amendment, attached hereto as Exhibits 7.11 and
7.12, respectively, and incorporated herein by reference. The Employment Agreement, as amended, provides, among other things, for (1) a stock award in lieu of annual compensation (the "Stock Award"), plus a cash payment equal to the taxes payable on the Stock Award; (2) options to purchase 500,000 Shares (the "Stock Options"); and (3) incentive pay for each year of employment equal to 5% of the amount by which Ceres' pre-tax income for such year exceeds the base case for each year of employment as set forth in the Employment Agreement. Mr. Nauert will receive Stock Awards payable in Shares as follows: on July 1, 1999, 108,108 Shares and after that quarterly beginning January 1, 2000 and on the first day of each calendar quarter after that, the number of Shares equal to $250,000 divided by the average closing price of the Shares for the calendar quarter ending three months before the payment until July 1, 2001 when the final quarterly payment of stock will be paid. The July 1, 2001 payment will include the Stock Awards for the quarters ending March 31, 2001 and June 30, 2001 and an additional payment of 58,559 Shares. Mr. Nauert will also receive a cash payment equal to the amount of taxes payable on the Stock Awards before the time these taxes become due. Mr. Nauert will forfeit any unpaid Stock Award or cash payment for taxes if Ceres terminates his employment for any reason other than a "severanceable event," as that term is defined in the Employment Agreement.

         The Stock Options vest as follows: (1) 30%, or 150,000 Shares, vested on July 1, 1998; (2) 20%, or 100,000 Shares, vested on July 1, 1999; (3) 20%, or
100,000 Shares, vest on July 1, 2000; and (4) 30%, or 150,000 Shares, vest on July 1, 2001. The exercise price of the Stock Options is as follows: (1) 100,000 at $6.50 per Share; (2) 100,000 at $7.50 per Share; (3) 100,000 at $8.50 per
Share; (4) 100,000 at $9.50 per Share; and (5) 100,000 at $10.50 per Share.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 is amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by Ceres and information provided by Ceres to Mr. Nauert, there are 13,687,727 Shares outstanding. If the UP&UP Equity Warrant, the Equity Warrant (as described more fully in Item 4 to Amendment No. 1), the Guarantee Warrant (as described more fully in Item 4 to the Original Schedule 13D Statement filed on April 30, 1998), and the 250,000 vested Stock Options were fully exercised, there would be 14,970,508 Shares outstanding (the "Diluted Shares").

         Mr. Nauert beneficially owns 2,487,525 Shares, assuming full exercise of the UP&UP Equity Warrant, the Equity Warrant, the Guarantee Warrant and 250,000 Stock Options, or approximately 16.6% of the Diluted Shares.


                               Page 4 of 47 Pages

CUSIP No. 156772 10 5


         Because of the Voting Agreement and Stockholders Agreement (as more fully described in Item 5 of Amendment No. 1), Mr. Nauert and the other parties to these agreements may be deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act. Based on information provided to Mr. Nauert by Ceres, if the parties to these agreements are deemed to be a group within the meaning of Section 13(d)(3) of the Exchange Act, Mr. Nauert may be deemed to beneficially own 15,112,076 Shares(2), or approximately 79.5% of the Shares that would be outstanding if each party had exercised their respective outstanding rights to purchase Shares (including options not presently exercisable). Mr. Nauert disclaims beneficial ownership of the Shares held by the other parties.

         (b) Except as set forth in the Voting Agreement and the Stockholders Agreement, Mr. Nauert has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

         (c) Since the filing of Amendment No. 1, Mr. Nauert (1) purchased the UP&UP Equity Warrant and 100,000 Shares from UP&UP on November 18, 1999 for $5.50 per share in a private transaction; and (2) was issued 108,108 Shares by Ceres on July 1, 1999 pursuant to the Stock Award provision of his Employment Agreement, as amended.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with respect to
         -----------------------------------------------------------------------
         Securities of the Issuer.
         -------------------------

         Item 6 of Schedule 13D is hereby amended and supplemented as follows:

         Reference is hereby made to (i) the Loan Agreement and Promissory Note attached hereto as Exhibit 7.9; (ii) the Stock Purchase Agreement, attached hereto as Exhibit 7.10; and (iii) the First and Second Amendments to the Employment Agreement, attached hereto as Exhibits 7.11 and 7.12, respectively, as more fully described in Items 3 and 4 herein.




----------------

(2) Includes: (i) 532,781 Equity Warrants, 500,000 Guarantee Warrants, 1,204,744 Shares and non-qualified options to purchase 500,000 Shares owned by Mr. Nauert; and (ii) 3,067,219 Equity Warrants, 400,000 Guarantee Warrants, 8,592,332 Shares, and non-qualified option to purchase 315,000 Shares owned by the other parties.

                               Page 5 of 47 Pages

CUSIP No. 156772 10 5


Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

                  Exhibit 7.9   --  The Loan Agreement and Promissory Note

                  Exhibit 7.10  --  The Stock Purchase Agreement

                  Exhibit 7.11  --  First Amendment to the Employment Agreement

                  Exhibit 7.12  --  Second Amendment to the Employment Agreement



                               Page 6 of 47 Pages

CUSIP No. 156772 10 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 8, 1999

                                            By: /s/ Peter W. Nauert
                                                -----------------------
                                                   Peter W. Nauert




                               Page 7 of 47 Pages

CUSIP No. 156772 10 5


                                  EXHIBIT INDEX


Exhibit 7.9 Business Loan Agreement, dated December 4, 1997, between Peter W. Nauert and Bank One, Illinois, NA and Promissory Note, dated December 4, 1997, delivered by Peter W. Nauert in favor of Bank One, Illinois, NA

Exhibit 7.10 Stock Purchase Agreement dated November 16, 1999, by and between United Payors and United Providers, Inc. and Peter
                  W. Nauert or his designees

Exhibit 7.11 First Amendment to Employment Agreement dated March 17, 1999, by and between Peter W. Nauert and Ceres Group, Inc.

Exhibit 7.12 Second Amendment to Employment Agreement dated June 15, 1999, by and between Peter W. Nauert and Ceres Group, Inc.





                               Page 8 of 47 Pages

                                                                     EXHIBIT 7.9

                                               BUSINESS LOAN AGREEMENT

--------------------------------------------------------------------------------

Borrower: PETER W. NAUERT                   Lender: Bank One, Illinois, NA
          27 RIDERWOOD ROAD                         Mulford Office
          NORTH BARRINGTON, IL 60010-4900           East Old State Capitol Plaza
                                                    P.O. Box 19266
                                                    Springfield, IL 62794-9266

--------------------------------------------------------------------------------

THIS BUSINESS LOAN AGREEMENT between PETER W. NAUERT ("Borrower") and Bank One, Illinois, NA ("Lender") is made and executed as of December 4, 1997. This Agreement governs all loans, credit facilities and/or other financial accommodations described herein and, unless otherwise agreed to in writing by Lender and Borrower, all other present and future loans, credit facilities and other financial accommodations provided by Lender to Borrower. All such loans, credit facilities and other financial accommodations, together with all renewals, amendments and modifications thereof, are referred to in this Agreement individually as the "Loan" and collectively as the "Loans." Borrower understands and agrees that: (a) in granting, renewing, or extending any Loan, Lender is relying upon Borrower's representations, warranties, and agreements, as set forth in this Agreement; and (b) all such Loans shall be and shall remain subject to the following terms and conditions of this Agreement.

TERM. This Agreement shall be effective as of December 4, 1997, and shall continue thereafter until all Loans and other obligations owing by Borrower to Lender hereunder have been paid in full and Lender has no commitments or obligations to make further advances under the Loans to Borrower.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement. Terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code as adopted in the State of Illinois. All references to dollar amounts shall mean amounts in lawful money of the United States of America.

         Agreement. The word "Agreement" means this Business Loan Agreement, as may be amended or modified from time to time, together with all exhibits and schedules attached hereto from time to time.

         Borrower.  The word "Borrower" means PETER W. NAUERT.

         Collateral. The word "Collateral" means and includes without limitation all property and assets granted as collateral for any Loan, whether real or personal property, whether granted directly or indirectly, whether granted now or in the future, and whether granted in the form of a security interest, mortgage, deed of trust, assignment, pledge, chattel mortgage, chattel trust, factor's lien, equipment trust, conditional sale, trust receipt, lien, charge, lien or title retention contract, lease or consignment intended as a security device,



                               Page 9 of 47 Pages
         or any other security or lien interest whatsoever, whether created by law, contract or otherwise.

         ERISA. The word "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         Grantor. The word "Grantor" means and includes each and all of the guarantors, sureties, and accommodation parties for any of the Loans.

         Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note, including all principal and accrued interest thereon, together with all other liabilities, costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents. In addition, the word "indebtedness" includes all other obligations, debts and liabilities, plus any accrued interest thereon, owing by Borrower, or any one or more of them, to Lender of any kind or character, now existing or hereafter arising, as well as all present and future claims by Lender against Borrower, or any one or more of them, and all renewals, extensions, modifications, substitutions and rearrangements of any of the foregoing; whether such indebtedness arises by note, draft, acceptance, guaranty, endorsement, letter of credit, assignment, overdraft, indemnity agreement or otherwise; whether such indebtedness is voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquidated; whether Borrower may be liable individually or jointly with others; whether Borrower may be liable primarily or secondarily or as debtor, maker, comaker, drawer, endorser, guarantor, surety, accommodation party or otherwise.

         Lender. The word "Lender" means Bank One, Illinois, NA, its successors and assigns.

         Note. The word "Note" means any and all promissory note or notes which evidence Borrower's Loans in favor of Lender, as well as any amendment, modification, renewal or replacement thereof.

         Related Documents. The words "Related Documents" mean and include without limitation the Note and all credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Note.

         Security Agreement. The words "Security Agreement" mean and include without limitation any agreements, promises, covenants, arrangements, understandings or other agreements, whether created by law, contract, or otherwise, evidencing, governing, representing, or creating a Security Interest.

REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to Lender, as of the date of this Agreement, as of the date of each request for an advance or disbursement of Loan proceeds, as of the date of any renewal, extension or modification of any Loan, and at all times any indebtedness exists hereafter:





                               Page 10 of 47 Pages

         Authorization. The execution, delivery, and performance of this Agreement and all Related Documents to which borrower is a party have been duly authorized by all necessary action; do not require the consent or approval of any other person, regulatory authority or governmental body; and do not conflict with, result in a violation of, or constitute a default under (a) any provision of any agreement or other instrument binding upon Borrower or (b) any law, governmental regulation, court decree, or order applicable to Borrower. Borrower has all requisite power and authority to execute and deliver this Agreement and all other Related Documents to which Borrower is a party.

         Financial Information. Each financial statement of Borrower supplied to Lender truly and completely discloses Borrower's financial condition as of the date of the statement, and there has been no material adverse change in Borrower's financial condition subsequent to the date of the most recent financial statement supplied to Lender. Borrower has no material contingent obligations except as disclosed in such financial statements.

         Legal Effect. This Agreement and all other Related Documents to which Borrower is a party constitute legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

         Properties. Except as contemplated by this Agreement or as previously disclosed in Borrower's financial statements or in writing to Lender and as accepted by Lender, and except for property tax liens for taxes not presently due and payable, Borrower is the sole owner of, and has good title to, all of Borrower's properties free and clear of all Security Interests, and has not executed any security documents or financing statements relating to such properties. All of Borrower's properties are titled in Borrower's legal name, and Borrower has not used, or filed a financing statement under, any other name for at least the last six (6) years.

         Compliance. Except as disclosed in writing to Lender (a) Borrower is conducting Borrower's businesses in material compliance with all applicable federal, state and local laws, statutes, ordinances, rules, regulations orders, determinations and court decisions, including without limitation, those pertaining to health or environmental matters, and (b) Borrower otherwise does not have any known material contingent liability in connection with the release into the environment, disposal or the improper storage of any toxic or hazardous substance or solid waste.

         Litigation and Claims. No litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Borrower is pending or threatened, and no other event has occurred which may in any one case or in the aggregate materially adversely affect Borrower's financial condition or properties, other than litigation, claims, or other events, if any, that have been disclosed to and acknowledged by Lender in writing.





                               Page 11 of 47 Pages

         Taxes. All tax returns and reports of Borrower that are or were required to be filed, have been filed, and all taxes, assessments and other governmental charges have been paid in full, except those that have been disclosed in writing to Lender which are presently being or to be contested by borrower in good faith in the ordinary course of business and for which adequate reserves have been provided.

         Lien Priority. Unless otherwise previously disclosed to and approved by Lender in writing, Borrower has not entered into any Security Agreements, granted a Security Interest or permitted the filing or attachment of any Security Interests on or affecting any of the Collateral, except in favor of Lender.

         Licenses, Trademarks and Patents. Borrower possesses and will continue to possess all permits, licenses, trademarks, patents and rights thereto which are needed to conduct Borrower's business and Borrower's business does not conflict with or violate any valid rights of others with respect to the foregoing.

         Commercial Purposes. Borrower intends to use the Loan proceeds solely for business or commercial related purposes approved by Lender and such proceeds will not be used for the purchasing or carrying of "margin stock" as defined in Regulation U issued by the Board of Governors of the Federal Reserve System.

         Employee Benefit Plans. Each employee benefit plan as to which Borrower may have any liability complies in all material respects with all applicable requirements of law and regulations, and (i) no Reportable Event nor Prohibited Transaction (as defined in ERISA) has occurred with respect to any such plan, (ii) Borrower has not withdrawn from any such plan or initiated steps to do so, (iii) no steps have been taken to terminate any such plan, and (iv) there are no unfunded liabilities other than those previously disclosed to Lender in writing.

         Location of Borrower's Offices and Records. Borrower's place of business, or Borrower's chief executive office it Borrower has more than one place of business, is located at 27 RIDERWOOD ROAD, NORTH BARRINGTON, IL 60010-4900. Unless Borrower has designated otherwise in writing this location is also the office or offices where Borrower keeps its records concerning the Collateral.

         Information. All information heretofore or contemporaneously herewith furnished by Borrower to Lender for the purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all information hereafter furnished by or on behalf of Borrower to Lender will be, true and accurate in every material respect on the date as of which such information is dated or certified; and none of such information is or will be incomplete by omitting to state any material fact necessary to make such information not misleading.

         Survival of Representations and Warranties. Borrower understands and agrees that Lender, without independent investigation, is relying upon the above representations and warranties in extending Loan advances to Borrower. Borrower further agrees that the




                               Page 12 of 47 Pages
         foregoing representations and warranties shall be continuing in nature and shall remain in full force and effect during the term of this Agreement.


AFFIRMATIVE COVENANTS. Borrower covenants and agrees with Lender that, while this Agreement is in effect, Borrower will:

         Litigation. Promptly inform Lender in writing of (a) all material adverse changes in Borrower's financial condition, (b) all existing and all threatened litigation, claims, investigations, administrative proceedings or similar actions affecting Borrower or any Guarantor which could materially affect the financial condition of Borrower at the financial condition of any Guarantor, and (c) the creation, occurrence or assumption by Borrower of any actual or contingent liabilities not permitted under this Agreement.

         Financial Records. Maintain its books and records in accordance with generally accepted accounting principles, applied on a consistent basis, and permit Lender to examine, audit and make and take away copies or reproductions of Borrower's books and records at all reasonable times. If Borrower now or at any time hereafter maintains any records (including without limitation computer generated records and computer software programs for the generation of such records) in the possession of a third party, Borrower, upon request of Lender, shall notify such party to permit Lender free access to such records at all reasonable times and to provide Lender with copies of any records it may request, all at Borrower's expense.

         Financial Statements. Furnish Lender with, as soon as available, but in no event later than sixty (60) days after the and of each fiscal year, Borrower's balance sheet, income statement, and statement of changes in financial position for the year ended, prepared by Borrower. All financial reports required to be provided under this Agreement shall be prepared in accordance with generally accepted accounting principles, applied on a consistent basis, and certified by Borrower as being true and correct.

         Additional Information. Furnish such additional information and statements, lists of assets and liabilities, agings of receivables and payables, inventory schedules, budgets, forecasts, tax returns, and other reports with respect to Borrower's financial condition and business operations as Lender may request from time to time.

         Insurance. Maintain fire and other risk insurance, public liability insurance, business interruption insurance and such other insurance as Lender may require with respect to Borrower's properties and operations, in form, amounts, coverages and with insurance companies reasonably acceptable to Lender. Borrower, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be canceled or diminished without at least ten (10) days' prior written notice to Lender. In connection with all policies covering assets in which Lender holds or is offered a Security Interest for the Loans, Borrower will provide Lender with such lender loss payable or other endorsements as Lender may require.





                               Page 13 of 47 Pages

         Insurance Reports. Furnish to Lender, upon request of Lender, reports on each existing insurance policy showing such information as Lender may reasonably request, including without limitation the following: (a) the name of the Insurer: (b) the risks insured; (c) the amount of the policy; (d) the properties insured; (e) the then current property values on the basis of which insurance has been obtained, and the manner of determining those values; and (f) the expiration date of the policy.

         Other Agreements. Comply with all terms and conditions of all other agreements, whether now or hereafter existing, between Borrower and any other party and notify Lender immediately in writing of any default in connection with any other such agreements.

         Loan Proceeds. Use all Loan proceeds solely for Borrower's business operations, unless specifically consented to the contrary by Lender in writing.

         Taxes, Charges and Liens. Pay and discharge when due all of its indebtedness and obligations, including without limitation all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits; provided however, Borrower will not be required to pay and discharge any such assessment, tax, charge, levy, lien or claim so long as (a) the legality of the same shall be contested in good faith by appropriate proceedings, and
         (b) Borrower shall have established on its books adequate reserves with respect to such contacted assessment, tax, charge, levy, lien, or claim in accordance with generally accepted accounting principles. Borrower, upon demand of Lender, will furnish to Lender evidence of payment of the assessments, taxes, charges, levies, liens and claims and will authorize the appropriate governmental official to deliver to Lender at any time a written statement of any assessments, taxes, charges, levies, liens and claims against Borrower's properties, income, or profits.

         Performance. Perform and comply with all terms, conditions, and provisions set forth in this Agreement and in the Related Documents in a timely manner, and promptly notify Lender if Borrower learns of the occurrence of any event which constitutes an Event of Default under this Agreement or under any of the Related Documents.

         Operations. Conduct its business affairs in a reasonable and prudent manner and in compliance with all applicable federal, state and municipal laws, ordinances, rules and regulations respecting its properties, charters, businesses and operations, including without limitation, compliance with the Americans With Disabilities Act, all applicable environmental statutes, rules, regulations and ordinances and with all minimum funding standards and other requirements of ERISA and other laws applicable to Borrower's employee benefit plans.

         Environmental Compliance and Reports. Borrower shall comply in all respects with all federal, state and local environmental laws, statutes, regulations and ordinances; not cause or permit to exist, as a result of an intentional or unintentional action or omission




                               Page 14 of 47 Pages
         on its part or on the part of any third party, on property owned and/or occupied by Borrower, any environmental activity where damage may result to the environment, unless such environmental activity is pursuant to and in compliance with the conditions of a permit issued by the appropriate federal, state or local governmental authorities; and furnish to Lender promptly and in any event within thirty (30) days after receipt thereof a copy of any notice, summons, lien, citation, directive, letter or other communication from any governmental agency or instrumentality concerning any intentional or unintentional action or omission on Borrower's pan in connection with any environmental activity whether or not there is damage to the environment and/or other natural resources.

         Additional Assurances. Make, execute and deliver to Lender such promissory notes, mortgages, deeds of trust, security agreements, financing statements, instruments, documents and other agreements as Lender or its attorneys may reasonably request to evidence and secure the Loans and to perfect all Security Interests.

NEGATIVE COVENANTS. Borrower covenants and agrees with Lender that while this Agreement is in effect, Borrower shall not, without the prior written consent of
Lender:

         Maintain Basic Business. Engage in any business activities substantially different than those in which Borrower is presently engaged.

         Continuity of Operations. Cease operations, liquidate, dissolve or merge or consolidate with or into any other entity.

CONDITIONS PRECEDENT TO ADVANCES. If Lender is obligated to make any Loan advances or to otherwise disburse any Loan proceeds to Borrower, such obligation shall be subject to the conditions precedent that as of the date of such advance or disbursement arid after giving effect thereto (a) all representations and warranties made to Lender in this Agreement and the Related Documents shall be true and correct as of and as if made on such date, (b) no material adverse change in the financial condition or Borrower or any Guarantor since the effective date of the most recent financial statements furnished to Lender, or in the value of any Collateral, shall have occurred and be continuing, (c) no event has occurred and is continuing, or would result from the requested advance or disbursement, which with notice or lapse of time, or both, would constitute an Event of Default, (d) no Guarantor has sought, claimed or otherwise attempted to limit, modify or revoke such Guarantor's guaranty of any Loan, and (a) Lender has received all Related Documents appropriately executed by Borrower and all other proper parties. INCOME TAX RETURNS. Borrower shall furnish Lender with a complete copy of Borrower's federal income tax return within 30 days of filing. In the event the Borrower obtains an extension of time to file any such return, Borrower promptly shall provide Lender with a copy of the executed request for the extension. In addition, Borrower shall provide Lender with the federal income tax returns of any and all Affiliates as reasonably requested by Lender. As used herein, the term "Affiliate" means any individual or entity directly or indirectly controlling, controlled by or under common control with another entity or individual.

RIGHT OF SETOFF. Unless a lien would be prohibited by law or would render a nontaxable account taxable, I grant to Lender a contractual possessory security interest in, and hereby assign, convey, deliver, pledge, and transfer to Lender all my right, title and interest in and to, my




                               Page 15 of 47 Pages
accounts with Lender (whether checking, savings, or any other account), including without limitation all accounts held jointly with someone else and all accounts I may open in the future. I authorize Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts.

EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

         Default an Indebtedness. Failure of Borrower to make any payment when due on any of the Indebtedness.

         Other Defaults. Failure of Borrower, any Guarantor or any Grantor to comply with or to perform when due any other term, obligation, covenant or condition contained in this Agreement, the Note or in any of the other Related Documents, or failure of Borrower to comply with or to perform any other term, obligation, covenant or condition contained in any other agreement now existing or hereafter arising between Lender and Borrower.

         False Statements. Any warranty, representation or statement made or furnished to Lender under this Agreement or the Related Documents is false or misleading in any material respect.

         Default to Third Party. The occurrence of any event which permits the acceleration of the maturity of any indebtedness owing by Borrower, Grantor or any Guarantor to any third party under any agreement or undertaking.

         Bankruptcy or Insolvency. If the Borrower, Grantor or any Guarantor:
         (i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii) has a receiver, trustee or custodian appointed for, or take possession of, all or substantially all of the assets of such party or any of the Collateral, either in a proceeding brought by such party or in a proceeding brought against such party and such appointment is not discharged or such possession is not terminated within sixty (60) days after the effective date thereof or such party consents to or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy or similar (all of the foregoing hereinafter collectively called "Applicable Bankruptcy Law") or an involuntary petition for relief is filed against such party under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within sixty (60) days after the filing thereof, or an order for relief naming such party is entered under any Applicable Bankruptcy Law, or any composition rearrangement, extension, reorganization or other relief of debtors now or hereafter existing is requested or consented to by such party; (v) fails to have discharged within a period of sixty (60) days any attachment, sequestration or similar writ levied upon any property of such party; or (vi) fails to pay within thirty (30) days any final money judgment against such party.





                               Page 16 of 47 Pages

         Liquidation, Death and Related Events. If Borrower, Grantor or any Guarantor is an entity, the liquidation, dissolution, merger or consolidation of any such entity or, if any of such parties is an individual, the death or legal incapacity of any such individual.

         Creditor or Forfeiture Proceedings. Commencement of foreclosure of forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower, any creditor of any Grantor against any collateral securing the Indebtedness, or by any governmental agency.

EFFECT OF AN EVENT OF DEFAULT. If any Event of Default shall occur, Lender may, at its option, without further notice or demand, (a) terminate all Commitments and obligations of Lender to make Loans to Borrower, if any, (b) declare all Loans and any other Indebtedness immediately due and payable, (c) refuse to advance any additional amounts under the Note, or (d) exercise all the rights and remedies provided in the Note or in any of the Related Documents or available at law, in equity, or otherwise; provided, however, if any Event of Default of the type described in the "Bankruptcy or Insolvency" subsection above shall occur, all Loans and any other Indebtedness shall automatically become due and payable, without any notice, demand or action by Lender. Except as may be prohibited by applicable law, all of Lender's rights and remedies shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedies shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Borrower or any Grantor shall not affect Lender's right to declare a default and to exercise its rights and remedies.

MISCELLANEOUS PROVISIONS.

         Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment

         Applicable Law. This Agreement has been delivered to Lender and accepted by Lender in the State of Illinois. Subject to the provisions on arbitration, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois without regard to any conflict of laws or provisions thereof.

         Arbitration. Lender and Borrower agree that upon the written demand of either party, whether made before or after the institution of any legal proceedings, but prior to the rendering of any judgment in that proceeding, all disputes, claims and controversies between them, whether individual, joint, or class in nature, arising from this Agreement, any Related Document or otherwise, including without limitation contract disputes and tort claims, shall be arbitrated pursuant to the Commercial Rules of the American Arbitration Association. Any arbitration proceeding held pursuant to this arbitration provision shall be conducted in the city nearest the Borrower's address having an AAA regional office, or at any other place selected by mutual agreement of the parties. No act to take or dispose of any Collateral shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This arbitration provision shall not limit




                               Page 17 of 47 Pages
         the right of either party during any dispute, claim or controversy to seek, use, and employ ancillary, provisional or preliminary rights and/or remedies, judicial or otherwise, for the purposes of realizing upon, preserving, protecting. foreclosing upon or proceeding under forcible entry and detainer for possession of, any real of personal property, and any such action shall not be deemed an election of remedies. This includes, without limitation, obtaining injunctive relief or a temporary restraining order, invoking a power of sale under any deed of trust or mortgage, obtaining a writ of attachment or imposition of a receivership, or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right or remedy, concerning any Collateral, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral. shall also be arbitrated; provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of either party. Judgment upon any award rendered by any arbitrator may be entered in any court having jurisdiction. Nothing in this arbitration provision shall preclude either party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches and similar doctrines which would otherwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of any action for these purpose. The Federal Arbitration Act (Title 9 of the United States
         Code) shall apply to the construction, interpretation, and enforcement of this arbitration provision.

         Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret of define the provisions of this Agreement.

         Consent to Loan Participation. Borrower agrees and consents to Lender's sale or transfer, whether now or later, of one or more participation interests In the Loans to one or more purchasers, whether related or unrelated to Lender. Lender may provide, without any limitation whatsoever, to any one or more purchasers, or potential purchasers, any information or knowledge Lender may have about Borrower or about any other matter relating to the Loan, and Borrower hereby waives any rights to privacy it may have with respect to such matters. Borrower additionally waives any and all notices of sale of participation interests, as well as all notices of any repurchase of such participation interests.

         Costs and Expenses. Borrower agrees to pay upon demand all of Lender's expenses, including attorneys' fees, incurred in connection with the preparation, execution, enforcement, modification and collection of this Agreement or in connection with the Loans made pursuant to this Agreement. Lender may hire one or more attorneys to help collect the indebtedness if I do not pay, and I will pay Lender's reasonable attorneys' fees.

         Notices. All notices required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered or when deposited with a notionally recognized overnight courier or deposited in the United States mail, first class, postage




                               Page 18 of 47 Pages
         prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Borrower, notice to any Borrower will constitute notice to all Borrowers. For notice purposes, Borrower will keep Lender informed at all times of Borrower's current addresses.

         Severability. If a court of competent jurisdiction finds any provision of this Agreement to be invalid of unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

         Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute the same document. Signature pages may be detached from the counterparts to a single copy of this Agreement to physically form one document.

         Successors and Assigns. All covenants and agreements contained by or on behalf of Borrower shall bind its successors and assigns and shall inure to the benefit of Lender, its successors and assigns. Borrower shall not, however, have the right to assign its rights under this Agreement or any interest therein, without the prior written consent of Lender.

         Survival. All warranties, representations, and covenants made by Borrower in this Agreement or in any certificate or other instrument delivered by Borrower to Lender under this Agreement shall be considered to have been relied upon by Lender and will survive the making of the Loan and delivery to Lender of the Related Documents, regardless of any investigation made by Lender or on Lender's behalf.

         Time is of the Essence. Time is of the essence in the performance of this Agreement.

         Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Borrower, or between Lender and any Grantor or Guarantor, shall constitute a waiver of any of Lender's rights or of any obligations of Borrower or of any Grantor as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent in subsequent instances where such consent is required, and in all cases such consent may be granted or withheld in the sole discretion of Lender.




                               Page 19 of 47 Pages

BORROWER ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS BUSINESS LOAN AGREEMENT, AND BORROWER AGREES TO ITS TERMS. THIS AGREEMENT IS EXECUTED AS OF THE DATE SET FORTH ABOVE.

BORROWER:


---------------
PETER W. NAUERT

LENDER:

Bank One, Illinois, NA

By:
    -----------------------------
    Authorized Officer





                               Page 20 of 47 Pages

                                 PROMISSORY NOTE

--------------------------------------------------------------------------------

Borrower:  PETER W. NAUERT                  Lender: Bank One, Illinois, NA
           27 RIDERWOOD ROAD                        Mulford Office
           NORTH BARRINGTON, IL 60010-4900          East Old State Capitol Plaza
                                                    P.0. Box 19266
                                                    Springfield, IL 62794-9266

--------------------------------------------------------------------------------

Principal Amount: $1,500,000.00                  Date of Note:  December 4, 1997

PROMISE TO PAY. For value received, I promise to pay to Bank One, Illinois, NA ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Million Five Hundred Thousand & 00/100 Dollars ($1,500,000.00) ("Total Principal Amount") or so much as may be outstanding, together with interest on the unpaid outstanding principal balance from the date advanced until paid in full.

PAYMENT. This Note shall be payable as follows: Interest shall be due and payable monthly as it accrues, commencing on January 4, 1998 and continuing on the same day of each month thereafter during the term of this Note, and the outstanding principal balance of this Note, together with all accrued but unpaid interest, shall be due and payable an December 4, 1998. Interest on this Note is computed on a 365/360 simple interest basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. I will pay Lender at the address designated by Lender from time to time in writing. If any payment of principal or of interest on this Note shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or any other day on which national banking associations are authorized to be closed. Unless otherwise agreed to, in writing, or otherwise required by applicable law, payments will be applied first to accrued, unpaid interest, then to principal, and any remaining amount to any unpaid collection costs, late charges and other charges, provided, however, upon delinquency or other default, Lender reserves the right to apply payments among principal, interest, late charges, collection costs and other charges at its discretion. The books and records of Lender shall be prima facie evidence of all outstanding principal of and accrued but unpaid interest on this Note. If this Note is governed by or is executed in connection with a loan agreement, this Note is subject to the terms and provisions thereof.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to fluctuation based upon the Prime Rate of interest in effect from time to time (the "Index") (which rate may not be the lowest, best or most favorable rate of interest which Lender may charge on loans to its customers). "Prime Rate" shall mean the rate announced from time to time by Lender as its prime rate. Each change in the rate to be charged on this Note will become effective without notice on the same day as the Index changes. Except as otherwise provided herein, the unpaid principal balance of this Note will accrue interest at a rate per annum which will from time to




                               Page 21 of 47 Pages
time be equal to the sum of the Index, plus 0.000%. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. I may pay without fee all or a portion of the principal amount owed hereunder earlier than it is due. All prepayments shall be applied to the indebtedness owing hereunder in such order and manner as Lender may from time to time determine in its sole discretion.

LATE CHARGE. If a payment is 11 days or more late, I will be charged 5 .000% of the regularly scheduled payment.

DEFAULT. I will be in default if any of the following happens: (a) I fall to make any payment of principal or interest when due under this Note or any other indebtedness owing now or hereafter by I to Lender, (b) failure of I or any other party to comply with or perform any term, obligation, covenant or condition contained in this Note or in any other promissory note, credit agreement, loan agreement, guaranty, security agreement, mortgage, deed of trust or any other instrument, agreement or document, whether now or hereafter existing, executed in connection with this Note (the Note and all such other instruments, agreements, and documents shall be collectively known herein as the "Related Documents"); (c) Any representation or statement made or furnished to Lender herein, in any of the Related Documents or in connection with any of the foregoing is false or misleading in any material respect; (d) I or any other party liable for the payment of this Note, whether as maker, endorser, guarantor, surety or otherwise, become insolvent or bankrupt, has a receiver or trustee appointed for any part of its property, make an assignment for the benefit of its creditors, or any proceeding is commenced either by any such party or against it under any bankruptcy or insolvency laws; (e) the occurrence of any event of default specified in any of the other Related Documents or in any other agreement now or hereafter arising between I and Lender; (f) the occurrence of any event which permits the acceleration of the maturity of any indebtedness owing now or hereafter by Borrower to any third party; or (g) the liquidation, termination, dissolution, death or legal incapacity of Borrower or any other party liable for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then I will pay that amount. After this Note becomes due and payable, whether by maturity, after demand, by acceleration or otherwise, Lender, at its option, may also, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law. Lender may hire an attorney to help collect this Note if I do not pay and Borrower will pay Lender's reasonable attorneys' fees and all other costs of collection, unless prohibited by applicable law. This Note has been delivered to Lender and accepted by Lender in the State of Illinois. Subject to the provisions on arbitration, this Note shall be governed by and construed in accordance with the laws of the State of Illinois without regard to any conflict of laws or provisions thereof.

DISHONORED ITEM FEE. I will pay a fee to Lender of $24.00 if I make a payment on my loan and the check or preauthorized charge with which I pay is later dishonored.





                               Page 22 of 47 Pages

RIGHT OF SETOFF. Unless a lien would be prohibited by law or would render a nontaxable account taxable, I grant to Lender a contractual possessory security interest in, and hereby assign, convey, deliver, pledge, and transfer to Lender all my right, title and interest in and to, my accounts with Lender (whether chocking, savings, or any other account), including without limitation all accounts held jointly with someone else and all accounts I may open in the future. I authorize Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such accounts.

POSSESSORY COLLATERAL. In addition to any other collateral that may secure this Note, Borrower hereby assigns and grants a security interest in any and all other property of Borrower of every kind or description now or hereafter in possession or control of Lender, whether as collateral security or any other purpose, including, without limitation, all cash, deposits, securities, dividends, distributions, negotiable Instruments and documents.

LINE Of CREDIT. This Note evidences a revolving line of credit. Borrower may request advances and make payments hereunder from time to time, provided that it is understood and agreed that the aggregate principal amount outstanding from time to time hereunder shall not at any time exceed the Total Principal Amount. The unpaid principal balance of this Note shall increase and decrease with each new advance or payment hereunder, as the case may be, subject to the terms hereof, Borrower may borrow, repay and reborrow hereunder. Advances under this Note, as well as directions for payment from my accounts, may be requested orally or in writing by me or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. I agree to be liable for all sums either: (a) advanced in accordance with the instructions of an authorized person or (b) credited to any of my accounts with Lender.

ARBITRATION. Lender and Borrower agree that upon the written demand of either party, whether made before or after the institution of any legal proceedings, but prior to the rendering of any judgment in that proceeding, all disputes, claims and controversies between them, whether individual, joint, or class in nature, arising from this Note, any Related Document or otherwise, including without limitation contract disputes and tort claims, shall be arbitrated pursuant to the Commercial Rules of the American Arbitration Association. Any arbitration proceeding held pursuant to this arbitration provision shall be conducted in the city nearest the Borrower's address having an AAA regional office, or at any other place selected by mutual agreement of the parties. No act to take or dispose of any collateral shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This arbitration provision shall not limit the right of either party during any dispute, claim or controversy to seek, use, and employ ancillary, provisional or preliminary rights and/or remedies, judicial or otherwise, for the purposes or realizing upon, preserving. protecting, foreclosing upon or proceeding under forcible entry and detainer for possession of, any real or personal property, and any such action shall not be deemed an election of remedies. This includes, without limitation, obtaining injunctive relief or a temporary restraining order, invoking a power of sale under any deed of trust or mortgage, obtaining a writ of attachment or imposition of a receivership, or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right or remedy, concerning any collateral, including any claim to rescind. reform, or otherwise modify any agreement relating to the collateral, shall also be arbitrated; provided however that no arbitrator




                               Page 23 of 47 Pages
shall have the right or the power to enjoin or restrain any act of either party. Judgment upon any award rendered by any arbitrator may be entered in any court having jurisdiction. Nothing in this arbitration provision shall preclude either party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches and similar doctrines which would otherwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of any action for these purpose. The Federal Arbitration Act (Title 9 of the United States Code) shall apply to the construction, interpretation, and enforcement of this arbitration provision.

ADDITIONAL PROVISIONS.  See attached addendum for tiered rate percentages.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. I and any other person who signs, guarantees or endorses this Note. to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this Note, or release any party or guarantor or collateral; or impair, fall to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this Note without the consent of or notice to anyone other then the party with whom the modification is made. I agree to furnish Lender. within thirty (30) days after written request by Lender, current financial statements of I (including, without limitation, income tax returns), in form and detail satisfactory to Lender, and to permit inspection of I's books and records by Lender. I also covenant and agree not to coil or otherwise transfer any collateral for this Note except in the ordinary course of I's business.

PRIOR TO SIGNING THIS NOTE, I READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. I AGREE TO THE TERMS OF THE NOTE AND ACKNOWLEDGE RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:.


--------------------------------
PETER W. NAUERT





                               Page 24 of 47 Pages

                     PROMISSORY NOTE MODIFICATION AGREEMENT


         This Promissory Note Modification Agreement (the "Agreement") is made and entered into on March 18, 1999 (the "Agreement Date"), to be effective as of March 4, 1999 (the "Effective Date"), by and between Peter W. Nauert ("Borrower"), and Bank One, Illinois, NA ("Lender").

                                    Recitals
                                    --------

A. Borrower has executed a promissory note in the amount of $1,500,000.00 and dated December 4, 1998, in favor of Lender; as the same may have been amended or modified from time to time (the "Note").

B. The Note has at all times been and is now, continuously and without interruption, outstanding in favor of Lender.

C. Borrower has requested that the Note be modified to the limited extent as hereinafter set forth, and Lender has agreed to such modification.

                                    Agreement
                                    ---------

NOW, THEREFORE, by mutual agreement of the parties and in mutual consideration of the agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Note is modified as hereinafter indicated.

1. ACCURACY OF RECITALS. Borrower acknowledges the accuracy of the Recitals, stated above.

2. MODIFICATION OF PROMISSORY NOTE. The following provisions are deemed to be part of the Note, and any contrary provisions in the Note are deemed to be modified hereby:

         2.1 The date on which the outstanding principal balance of the Note, together with all accrued and unpaid interest and other charges, shall be due and payable is changed from March 4, 1999 to March 1, 2000.

         2.2 Each of the Loan Documents is modified to provide that it shall be a default or an event of default thereunder if Borrower shall fail to comply with any of the covenants of Borrower herein or if any representation or warranty by borrower herein or by any guarantor of the Loan or third-party pledgor of collateral securing the Loan in any Acknowledgment and Consent attached to this Agreement is materially incorrect or misleading on the Agreement Date. As used in this Agreement "Loan Documents" shall include the Note, this Agreement and all other documents executed by Borrower or others in connection with the Loan that is evidenced by the Note.





                               Page 25 of 47 Pages

         2.3 Each reference in any Loan Document to that or any other Loan Document shall be deemed to be a reference to such Loan Document, as modified herein.

3. RATIFICATION OF LOAN DOCUMENTS AND COLLATERAL. The Loan Documents are ratified and affirmed by Borrower and shall remain in full force and effect. Any property, and rights to or interests in property, that were granted as security in the Loan Documents shall remain as security for the Loan and the obligations of Borrower in the Loan Documents.

4. BORROWER REPRESENTATIONS AND WARRANTIES. Borrower represents and warrants to Lender that, as of the later of the Agreement Date and the Effective Date:

         4.1 No default or event of default under any of the Loan Documents as modified hereby, nor any event that, with the giving of notice or the passage of time or both, would be a default or an event of default under the Loan Documents, has occurred and is continuing.

         4.2 There has been no material adverse change in the financial conditions of Borrower or any other person whose financial statement has been delivered to Lender in connection with the Note from the most recent financial statement received by Lender.

         4.3 All representations and warranties of borrower in the Loan Documents are accurate.

         4.4 Borrower has no claims, counterclaims, defenses, or set-offs with respect to the Loan or the Loan Documents.

         4.5 The Note and the other Loan Documents executed by Borrower are the legal, valid, and binding obligation of Borrower, enforceable against Borrower in accordance with their terms.

5. BORROWER OBLIGATIONS. Contemporaneously with the execution and delivery of this Agreement, Borrower:

         5.1 Agrees to promptly execute, deliver, and provide to Lender such additional agreements, documents, and instruments as are reasonably required by Lender to effectuate the interest of this Agreement.

         5.2 Fully, finally, and forever releases and discharges Lender and its successors, assigns, directors, officers, employees, agents, and representatives from any and all of borrower's actions, causes of action, claims, debts, demands, liabilities, obligations, and suits, of whatever kind or nature, in law or equity, whether now known or unknown to Borrower, (i) in respect of the Loan, the Loan Documents, or the actions or omissions of Lender with respect to the Loan or the Loan Documents and (ii) arising from events occurring prior to the Agreement Date.

         5.3      Is paying to Lender:




                               Page 26 of 47 Pages

                  5.3.1. All accrued and unpaid interest under the Note and all amounts, other than principal and interest, due and payable by Borrower under the Loan Documents as of the Agreement Date.

6. EXECUTION AND DELIVERY OF AGREEMENT BY LENDER. Lender shall not be bound by this Agreement until (i) Lender has executed and delivered this Agreement, (ii) Borrower has performed all of the obligations of Borrower under this Agreement to be performed contemporaneously with the execution and delivery of this Agreement, (iii) each guarantor of the Loan and each third-party pledgor of collateral securing the Loan has executed the Acknowledgment and Consent attached to this Agreement and (iv) if required in writing by Lender, Borrower and each guarantor of the Loan and each third-party pledgor of collateral securing the Loan have executed and delivered to Lender an arbitration resolution, an environmental questionnaire, and an environmental certification and indemnity agreement in Lender's standard forms.

7. INTEGRATION, ENTIRE AGREEMENT, CHANGE, DISCHARGE, TERMINATION OR WAIVER. The Loan Documents as modified herein contain the complete understanding and agreement of Borrower and Lender with respect to the Loan and supersede all prior representations, warranties, agreements, arrangements, understandings, and negotiations. No provision of the Loan Documents may be changed, discharged, supplemented, terminated, or waived, except in a writing signed by the parties thereto

8. BINDING EFFECT. The Loan Documents shall be binding upon and shall inure to the benefit of Borrower and Lender and their successors and assigns, as well as the executors, legal administrators, personal representatives, heirs, devisees, and beneficiaries of Borrower, provided, however, that Borrower may not assign any rights nor delegate any obligations under the Loan Documents, and any purported assignment or delegation thereof shall be void.

9. CHOICE OF LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to conflicts of law principles.

10. COUNTERPART EXECUTION. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Agreement to form one physical document.

11. NOT A NOVATION. This Agreement is a modification only and not a novation. Except for the modifications expressly set forth in this Agreement, the Note and each other Loan Document, and all the terms and conditions thereof, shall be and remain in full force and effect, with the changes herein deemed to be incorporated therein. This Agreement is to be considered attached to the Note and made a part thereof. This Agreement shall not release or affect the liability of any guarantor, surety or endorser of the Note or the Loan, or release any owner of collateral securing the Note or the Loan. The validity, priority and enforceability of the Promissory Note shall not be impaired hereby.

12. ILLINOIS REAFFIRMATION OF COGNOVIT PROVISION. Each Borrower continues to authorize any attorney at law to appear in an action on the Note, as modified, at any




                               Page 27 of 47 Pages
time after the same becomes due, whether by acceleration or otherwise, in any court of record in or of the State of Illinois, or of elsewhere, and to waive the issuing and service of process against any or all Borrowers, enter an appearance and to confess judgment in favor of Lender against any or all Borrowers for the amount that may be due under the Note, as modified, together with costs of suit, and to release all errors and waive all rights of appeal and stay of execution from the judgment rendered. After the judgment is entered against any one or more Borrowers, the powers herein conferred may be exercised as to any one or more of the other Borrowers. The death of any Borrower shall not impair the authority herein granted as to the survivor or survivors of such Borrower.

WARNING - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

IN WITNESS WHEREOF, Borrower has executed and delivered this Promissory Note Modification Agreement on the Agreement Date, with effect as of the Effective Date.

Borrower:


                      /s/ Peter W. Nauert
                      -------------------
                          Peter W. Nauert



LENDER'S ACKNOWLEDGMENT AND AGREEMENT:

The foregoing Promissory Note Modification Agreement is hereby acknowledged and agreed to this 18th day of March, 1999.


Lender:  BANK ONE, ILLINOIS, NA



                  By:
                     ------------------------

                  Title:  Vice President
                         --------------------





                               Page 28 of 47 Pages

                         ADDENDUM TO PROMISSORY NOTE FOR
                           INTEREST RATE DETERMINATION


         This Addendum is attached to and made a part of the Promissory Note of Peter W. Nauert to Bank One, Illinois, NA dated December 4, 1997 in the principal amount of One Million Five Hundred Thousand Dollars ($1,500,000.00) for the purpose of identifying the Variable Interest Rate on the Outstanding Balance of the loan as provided in the Promissory Note.

Outstanding Principal Balance           Floating Interest Rate
-----------------------------           ----------------------

$500,000.00 or less                     Prime floating
$500,000.00 to $750,000.00              Prime less .25 % floating
$750,000.00 to $1,000,000.00            Prime less .50 % floating
$1,000,000.00 to $1,250,000.00          Prime less .75% floating
Over $1,250,000.00                      Prime less 1.00% floating

Dated: December 4, 1997

                                        BORROWER:


                                        /s/ Peter W. Nauert
                                        -------------------
                                            Peter W. Nauert






                              Page 29 of 47 Pages

                                                                    EXHIBIT 7.10
                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") dated as of November 16, 1999, is made by and among UNITED PAYORS AND UNITED PROVIDERS, INC., a Delaware corporation ("Seller"), and PETER W. NAUERT, an individual, or his designees ("Buyer").

                                    RECITALS:

         WHEREAS, Seller is the record and beneficial owner of 137,818 shares (the "Shares") and warrants to purchase 90,909 shares, at $5.50 per share (the "Warrants"), of common stock, par value $0.001 per share, of Ceres Group, Inc., a Delaware corporation ("Ceres"); and

         WHEREAS, upon the terms and conditions contained in this Agreement, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, the Shares and Warrants of Ceres owned by Seller.

         THEREFORE, in consideration of the foregoing recitals and the mutual covenants, warranties, representations and conditions contained in this Agreement, Seller and Buyer agree as follows:

1.       SALE AND PURCHASE OF SHARES

         1.01 Sale and Purchase. Seller sells, transfers, assigns and conveys the Shares and Warrants to Buyer, and Buyer purchases, acquires and accepts from Seller the Shares and Warrants, free and clear of any and all liens, claims, mortgages, charges, security interests, encumbrances or similar agreements of any kind or nature, including any restriction on the right to vote, sell or otherwise dispose of the Shares or Warrants ("Liens"), other than as set forth in the Voting Agreement, dated as of July 1, 1998, as amended, among Ceres and the security holders listed on the signature page thereof (the "Voting Agreement"), and the Stockholders' Agreement, dated as of July 1, 1998, as amended, among Ceres and the security holders listed on the signature page thereof (the "Stockholders' Agreement").

         1.02 Purchase Price. Buyer will pay, and Seller will accept, as the purchase price for the Shares and Warrants, Seven Hundred Fifty-Seven Thousand Nine Hundred Ninety-Nine Dollars ($757,999.00) in cash by certified or bank check or wire transfer of immediately available funds (the "Purchase Price") on the Closing Date (as defined below).

2.       REPRESENTATIONS AND WARRANTIES OF SELLER

         Seller represents and warrants to Buyer as follows:

         2.01 Authority. Seller has the power to enter into this Agreement and to carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by Seller and no other proceedings on the part of Seller are necessary to authorize this




                               Page 30 of 47 Pages

Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject, as to the enforcement of remedies, to general equitable principals and to bankruptcy, insolvency and similar laws.

         2.02 No Inconsistent Obligations. Neither the execution and delivery of this Agreement or any other agreement, instrument or document to be executed by Seller pursuant to this Agreement, nor the consummation of the transactions contemplated hereby or thereby, will: (a) result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under: (i) any term or provision of any of Seller's organizational documents;
(ii) any applicable judgment, decree, order, regulation or rule of any court or governmental authority; (iii) any applicable law, rule or regulation; or (iv) any material term or provision of any indenture, note, mortgage, bond, security agreement, loan agreement, guaranty, pledge, agreement, instrument, document or any other material commitment or restriction, to which Seller is a party or by which any of the Shares or Warrants is subject or bound; or (b) result in the creation of any Lien on any of the Shares or Warrants.

         2.03 Ownership of Shares and Warrants.

              (a) Seller is the direct record and beneficial owner of the Shares and Warrants free and clear of any and all Liens, other than as set forth in the Voting Agreement and the Stockholders' Agreement.

              (b) The Shares and Warrants constitute all the securities of Ceres owned by the Seller.

              (c) Upon Seller's receipt of the Purchase Price, Buyer will have good and marketable title of the Shares and Warrants, free and clear of any and all Liens, other than as set forth in the Voting Agreement and the Stockholders' Agreement.

3.       REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to Seller as follows:

         3.01 Authority. Buyer has the power to enter into this Agreement and to carry out his obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject, as to the enforcement of remedies, to general equitable principals and to bankruptcy, insolvency and similar laws.

         3.02 No Inconsistent Obligations. Neither the execution and delivery of this Agreement or any other agreement, instrument or document to be executed by Buyer pursuant to this Agreement, nor the consummation of the transactions contemplated hereby or thereby, will result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under: (a) any applicable judgment, decree, order, regulation or rule of any court or governmental authority; (b) any applicable law, rule or regulation; or
(c) any material term or provision of any




                               Page 31 of 47 Pages
indenture, note, mortgage, bond, security agreement, loan agreement, guaranty, pledge, agreement, instrument, document or any other material commitment or restriction, to which Buyer is a party.

         3.03 No Reliance. Buyer is not relying on any representations or warranties of Seller with respect to the business or financial condition of Ceres.

         3.04 Investment Representation.

              (a) Buyer understands that the Shares and the Warrants have not been registered under the Securities Act of 1933, as amended (the "Act"), or under any state securities laws;

              (b) Buyer represents that:

                  (i) he is acquiring the Shares and Warrants solely for his own account for investment purposes and not with a view to the distribution thereof within the meaning of the Act;

                  (ii) he is a sophisticated investor with knowledge and experience in business and financial matters;

                  (iii) he is able to bear the economic risk and lack of liquidity inherent in holding the Shares and Warrants; and

                  (iv) he is an "accredited investor" (as defined in rules issued under the Act).

4.       CLOSING

         4.01 Time and Place. The consummation of the transaction contemplated by this Agreement (the "Closing") will take place at the offices of Kohrman Jackson & Krantz P.L.L., One Cleveland Center, 1375 East Ninth Street, 20th Floor, Cleveland, Ohio 44114 on November 17, 1999, or such other date and time as Buyer and Seller agree (the "Closing Date").

         4.02 Deliveries. At the Closing on the Closing Date, Seller will deliver to Buyer the certificates representing the Shares and Warrants and stock powers appropriately endorsed in Buyer's favor. Buyer will deliver to Seller the Purchase Price. Each party will deliver to the other certificates and instruments as the other party may reasonably request.

5.       GENERAL PROVISIONS

         5.01 Survival Period. The representations, warranties and indemnification obligations of the parties contained in this Agreement or in any document delivered pursuant to the provisions of this Agreement will survive any investigation heretofore or hereafter made by any party, their agents and representatives and the consummation of the transactions contemplated by this Agreement and will continue in full force and effect for three years from the Closing Date.





                               Page 32 of 47 Pages

          5.02 Brokers. Neither Seller nor Buyer has retained or used the services of any individual, firm or corporation, in such a manner as to entitle such individual, firm or corporation to any compensation for brokers' or finders' commissions or fees with respect to the transactions contemplated by this Agreement.

          5.03 Notices.

               (a) All notices, demands or other communications required or permitted to be given or made under this Agreement will be in writing and (i) delivered personally, (ii) sent by pre-paid, first class, certified or registered mail, return receipt requested, (iii) by priority overnight national express courier service, or (iv) by facsimile transmission (followed by a hard copy by U.S. mail or priority overnight delivery), to the intended recipient at its address or facsimile number set out below. The addresses and facsimile numbers of the parties for purposes of this Agreement are:


             (i)  If to Seller:        United Payors and United Providers, Inc.
                                       2275 Research Boulevard
                                       6th Floor
                                       Rockville, Maryland 20850
                                       Attn: S. Joseph Bruno
                                       Facsimile: 301-548-8828

                  With a copy to:      United Payors and United Providers, Inc.
                                       2275 Research Boulevard
                                       6th Floor
                                       Rockville, Maryland 20850
                                       Attn: Joseph Mott
                                       Facsimile: 301-548-2067

             (ii)                      If to Buyer: Peter
                                       W. Nauert 1750
                                       East Golf Road
                                       Schaumburg, Illinois 60173
                                       Facsimile:
                                       847-605-8290


                   With a copy to:     Kohrman Jackson & Krantz P.L.L.
                                       1375 East Ninth Street
                                       20th Floor
                                       Cleveland, Ohio 44114
                                       Attn: Marc C. Krantz
                                       Facsimile: 216-621-6536

               (b) Any notice, demand or communication will be deemed to have been duly given (i) on receipt if delivered personally, (ii) three business days after mailing, (iii) the business day after delivery to a national overnight courier service, or (iv) if given by confirmed facsimile, immediately if received by recipient during its normal business hours on a business day or, if not, at the beginning of recipient's business on the next business day. In proving receipt it will be sufficient to show that




                               Page 33 of 47 Pages
the envelope containing the communication was duly addressed, stamped and posted (or that the envelope was delivered to the national overnight courier service), or that receipt of a facsimile was confirmed by the recipient.

         (c) Any party may change the address or facsimile number to which notices, demands or other communications to such parties will be given or made by giving notice thereof to the other parties hereto in the manner provided above.

         5.04 Governing Law. The validity and effect of this agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware.

         5.05 Submission to Jurisdiction. Each of the parties agrees and consents to the jurisdiction of any United States District Court located in the State of Delaware, or if federal jurisdiction is not available for any reason, then in the state courts located in Wilmington, Delaware, and waives any objection based on venue or forum non conveniens with respect to any action instituted, and agrees that any dispute concerning this Agreement or any of the transactions described in this Agreement may be heard only in the courts described above. Each of the parties consents to the service of any process in any such action by delivery of such process by certified U.S. mail to the addresses of the parties determined in accordance with Section 5.03, as well as by any other means of service permitted by applicable law.

         5.06 Successors and Assigns. Buyer may assign all or any part of its rights, duties or obligations under or pursuant to this Agreement; provided that each assignee makes the representations and warranties to Seller set forth in
Section 3. Except as otherwise provided, this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns.

         5.07 Partial Invalidity and Severability. All rights and restrictions contained in this Agreement may be exercised and will be applicable and binding only to the extent that they do not violate any applicable laws and are intended to be limited to the extent necessary to render this Agreement legal, valid and enforceable. If any term or part of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, it is the intention of the parties that the remaining terms or partial terms will constitute their agreement with respect to the subject matter of this Agreement and all remaining terms or partial terms will remain in full force and effect. To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement will be replaced by a valid provision that will implement the commercial purpose of the illegal, invalid or unenforceable provision.


         5.08 Amendment and Waiver. This Agreement may not be altered or amended except by an instrument in writing signed by or on behalf of the party entitled to the benefit of the provision against whom enforcement is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by that party.





                               Page 34 of 47 Pages

         5.09 Headings. The headings of particular provisions of this Agreement are inserted for convenience only and are not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement.

         5.10 Integration. This Agreement supersedes all prior discussions and agreements, and contains the sole and entire agreement, among the parties with respect to the transactions described in this Agreement.

         5.11 Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together will be considered one and the same agreement and delivered to the other party hereto. This Agreement will become effective when each party has received original or facsimile counterparts thereof signed by the other party.

         5.12 Publicity. No notices to third parties or other publicity, including press releases, concerning any of the transactions provided for in this Agreement will be made by any party hereto unless planned and coordinated jointly among the parties, except to the extent otherwise required by law. Seller is aware that Buyer is the Chairman of the Board of Ceres, which is a public company, and must comply with the disclosure requirements of the federal securities laws and the Nasdaq National Market System.

         IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first written above.


                          UNITED PAYORS & UNITED PROVIDERS, INC.



                          /s/ S. Joseph Bruno
                          -----------------------------------------------
                          By: S. Joseph Bruno
                          Its: Vice President and Chief Financial Officer



                          /s/ Peter W. Nauert
                          -----------------------------------------------
                          PETER W. NAUERT







                               Page 35 of 47 Pages

                                                                    EXHIBIT 7.11

                    FIRST AMENDMENT TO EMPLOYMENT AGREEMENT


         THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is entered into as of the 18th day of March, 1999, by and between Peter W. Nauert ("Nauert") and Ceres Group, Inc., a Delaware corporation, as successor to Central Reserve Life Corporation, an Ohio corporation (the "Company") and amends the Employment Agreement entered into by such parties dated June 30, 1998 (the "Agreement").

         WHEREAS, Nauert and the Company desire to amend and restate certain provisions of the Agreement to include certain performance-based compensation provisions and to provide for other compensation related terms.

         NOW THEREFORE, in consideration of the covenants set forth herein, the parties hereto agree as follows:

         1.       Restatement of Section 2.
                  -------------------------

                  Section 2 of the Agreement shall be deleted in whole and shall be replaced and superseded by the following new Section 2:

                  2.       Compensation.
                           -------------

                           (a) STOCK AWARD. As an inducement for Nauert to remain employed by the Company through the third anniversary of the Commencement Date, the Company shall pay Nauert a stock award (the "Stock Award") payable in shares of common stock of the Company (the "Common Stock") in each of 1999, 2000 and 2001, together with a cash payment equal to the federal, state and local taxes (the "Tax Payment") payable by Nauert with respect to the Stock Award; PROVIDED, HOWEVER, in no event shall a Tax Payment with respect to the taxes for any year exceed 50% of the "Fair Market Value" of the Stock Award received by Nauert in such year as determined under Section 2(h) of this Agreement. The amount and payment of the Stock Award shall be as follows: (i) on July 1, 1999, Nauert shall receive 166,667 shares of Common Stock, and
         (ii) on the 1st day after the close of each three-month period thereafter, the first of which such periods shall commence on July 1, 1999 and end on September 30, 1999, Nauert shall receive a number of shares of Common Stock equal to $250,000 divided by the average closing price of the Common Stock for such three-month period. The three-month periods thereafter shall commence on the first day of January, April, July and October of the following year(s) with the last three-month period ending on June 30, 2001. The number of shares of Common Stock granted pursuant to the Stock Award shall be adjusted to account for stock splits, stock dividends or other reclassifications of the Common Stock following the Commencement Date. Nauert shall receive the Tax Payment prior to April 15 of the year following the year of payment of the Stock Award to which such Tax Payment relates. All Common Stock paid to Nauert pursuant to this Paragraph 2(a) shall be fully vested immediately




                               Page 36 of 47 Pages
         upon issuance; PROVIDED, HOWEVER, that Nauert shall forfeit all rights to any unpaid Stock Award and the Tax Payment related thereto if his employment with the Company is terminated prior to June 30, 2001, for any reason other than a Severenceable Event (as hereinafter defined). A "Severenceable Event" shall mean any of the following: (i) termination by the Company for any reason other than for Cause, (ii) termination upon a Change of Control, (iii) termination by Nauert for Good Reason, or (iv) termination due to the death or total or partial disability of Nauert. All stock certificates issued to Nauert in 1999, 2000, and 2001 pursuant to this Section 2(a), shall, if deemed necessary by the Company, contain the following legends and any others deemed reasonably necessary by the Company:

                                     NOTICE
                                     ------

                  THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS, VOTING LIMITATIONS, AND OTHER TERMS AND CONDITIONS CONTAINED IN A VOTING AGREEMENT DATED JULY 1, 1998, BY AND AMONG THE COMPANY AND CERTAIN OF ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

                  THIS SECURITY IS SUBJECT TO CERTAIN RIGHTS AND RESTRICTIONS SET FORTH IN THE STOCKHOLDERS AGREEMENT DATED AS OF JULY 1, 1998, A COPY OF WHICH MAY OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.

                  THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.


                           (b)       STOCK OPTIONS.

                                     (i) As an inducement to Nauert to enter
                  into this Agreement, the Company will grant to Nauert on the closing date of the Amended and Restated Stock Purchase, dated as of March 30, 1998, by and among Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Strategic Acquisition Partners, LLC and the Company (the "Stock Purchase Closing Date"), options to purchase an aggregate of 500,000 shares of Common Stock (the "Options"). The exercise price of the Options shall be as follows:





                               Page 37 of 47 Pages

                           Number of Options           Exercise Price
                           ------------------------------------------

                                    100,000                $  6.50
                                    100,000                $  7.50
                                    100,000                $  8.50
                                    100,000                $  9.50
                                    100,000                $ 10.50

                                    (ii) Thirty percent (30%) of the Options
                  will vest immediately upon issuance. The remainder of the Options shall vest as follows: (i) twenty percent (20%) shall vest on the first anniversary of the Commencement Date, (ii) twenty percent (20%) shall vest on the second anniversary of the Commencement Date, and (iii) thirty percent (30%) shall vest on the third anniversary of the Commencement Date. The vesting of all Options shall occur pro rata among the various exercise price levels. All unvested Options shall vest immediately upon the occurrence of a Severenceable Event. Nauert shall forfeit all unvested Options if his employment with the Company is terminated for any reason other than a Severenceable Event. The Options shall have the same anti-dilution protections as contained in the warrants issued to Nauert in connection with his equity investment in the Company.

                                    (iii) This Section 2(b) of the Agreement
                  constitutes a plan (the "Plan") under which the Options are granted for purposes of Section 162(m) of the Internal Revenue Code. At the close of the market on the date immediately preceding the Stock Purchase Closing Date, the fair market value of one (1) share of Common Stock was less than $6.50. The maximum number of shares of Common Stock subject to this Plan on which options to purchase may be granted is 500,000, all of which are granted to Nauert in this Section 2(b).

                           (c) INCENTIVE PAY. Nauert shall receive, with respect to each year of employment, an amount equal to five percent (5%) of the amount by which the Company's pre tax income for such year exceeds the base case for each year of employment as set forth on EXHIBIT A to the Agreement.

                           (d) OTHER COMPENSATION. Nauert may also receive such cash bonuses or such other incentive compensation as the Board of Directors of the Company may approve from time to time in its sole discretion.

                           (e) ASSIGNMENT BY NAUERT. Notwithstanding anything herein to the contrary, Nauert may assign up to 25% of his right to receive payments pursuant to this Paragraph 2 to a third party; PROVIDED, HOWEVER, that such assignment does not violate any restrictions on transferability and assignability of Common Stock awarded under Section 2(a) of this Agreement.





                               Page 38 of 47 Pages

                           (f) PERFORMANCE GOAL. Nauert's right to and receipt of any Tax Payment as provided under Section 2(a) of this Agreement is subject to the satisfaction of the Performance Goal as set forth on Exhibit B of the Agreement.

                           (g) CERTIFICATION OF PERFORMANCE. Prior to Nauert's receipt of any Tax Payment or incentive pay under Section 2(c) of this Agreement, the Board of Directors of the Company or the Compensation Committee thereof shall certify whether or not the Performance Goal was satisfied.

                           (h) FAIR MARKET VALUE OF STOCK AWARD. For purposes of
         Section 162 of the Internal Revenue Code, the "Fair Market Value" of a Stock Award shall be equal to the product of (i) the number of shares of Common Stock, including fractional shares, paid to Nauert multiplied by (ii) the closing price of one (1) share of Common Stock on the date of payment.

         2. DELETION OF SECTION OF 9. Section 9 of the Agreement shall be deleted in whole.

         3. CORRECTION TO SECTION 10(f). References in Section 10(f) to "Section 9" are deleted and substituted with "Section 10."

         4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its principles of conflicts of law.

         5. SEVERABILITY. If any provision of this Amendment is held for any reason to be invalid, it will not invalidate any other provisions of this Amendment which are in themselves valid, nor will it invalidate the provisions of any other agreement between the parties hereto. Rather, such invalid provision shall be construed so as to give it the maximum effect allowed by applicable law.

         6. HEADINGS. Paragraph headings hereunder are for convenience only and shall not affect the meaning or interpretation of the provisions of this Amendment.

         7. COUNTERPARTS. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original without production of the others.




                               Page 39 of 47 Pages

         8. FULL FORCE AND EFFECT. Except as expressly stated in this Amendment, all terms and provisions of the Agreement remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                        CERES GROUP, INC.


                                        By: /s/ Charles E. Miller, Jr.
                                            ------------------------------
                                        Its: Chief Financial Officer
                                             -----------------------------

                                            /s/ Peter W. Nauert
                                            ------------------------------
                                             Peter W. Nauert




















                               Page 40 of 47 Pages

                                    EXHIBIT B
                                    ---------


         5% year over year increase in the direct premium revenue of Central Reserve Life Insurance Company, an Ohio corporation, based on 1998 revenues of $264,868,186, as follows:

         1999                       $278,112,000

         2000                       $292,018,000

         2001                       $306,619,000







                               Page 41 of 47 Pages

                                                                    EXHIBIT 7.12

                    SECOND AMENDMENT TO EMPLOYMENT AGREEMENT


         THIS SECOND AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is entered into as of the 15th day of June, 1999, by and between Peter W. Nauert ("Nauert") and Ceres Group, Inc., a Delaware corporation, as successor to Central Reserve Life Corporation, an Ohio corporation (the "Company") and amends the Employment Agreement entered into by such parties dated June 30, 1998 (the "Agreement") and the First Amendment to Employment Agreement dated March 18, 1999 (referred to as the "First Amendment" and the Agreement and the First Amendment are collectively referred to as the "Amended Agreement").

         WHEREAS, Nauert and the Company desire to further amend and restate certain provisions of the Amended Agreement to reduce the number of shares payable to Nauert in 1999 and increase the number of shares payable to Nauert in 2001.

         NOW THEREFORE, in consideration of the covenants set forth herein, the parties hereto agree as follows:

         1.       Deletion in Whole of First Amendment.
                  -------------------------------------

                  The First Amendment is deleted in whole and restated, replaced and superseded by this Amendment.

         2.       Restatement of Section 2.
                  -------------------------

                  Section 2 of the Agreement shall be deleted in whole and shall be replaced and superseded by the following new Section 2:

                  2.       Compensation.
                           -------------

                           (a) STOCK AWARD. As an inducement for Nauert to remain employed by the Company through the third anniversary of the Commencement Date, the Company shall pay Nauert a stock award (the "Stock Award") payable in shares of common stock of the Company (the "Common Stock") in each of 1999, 2000 and 2001, together with a cash payment equal to the federal, state and local taxes (the "Tax Payment") payable by Nauert with respect to the Stock Award; PROVIDED, HOWEVER, in no event shall a Tax Payment with respect to the taxes for any year exceed 50% of the "Fair Market Value" of the Stock Award received by Nauert in such year as determined under Section 2(h) of this Agreement. The amount and payment of the Stock Award shall be as follows: (i) on July 1, 1999, Nauert shall receive 108,108 shares of Common Stock, and
         (ii) commencing on January 1, 2000, and on the 1st day after the close of each three-month period thereafter (that is, the first day of April, July, October and January), Nauert shall receive a number of shares of Common Stock equal to $250,000 divided by the average closing price of the Common Stock for the three-month period preceding the most




                               Page 42 of 47 Pages
         recently completed three-month period on such date. For example, the January 1, 2000 Stock Award payment shall be based on the stock price during the three-month period ending on September 30, 1999, and each Stock Award payment thereafter shall be based on the three-month period ending three months prior to the day before the date of such payment. The last Stock Award payment under Section 2(a)(ii) shall be on July 1, 2001, and shall include the Stock Award for the three-month periods ending March 31, 2001 and June 30, 2001. Also, on July 1, 2001, Nauert shall receive 58,559 shares of Common Stock. The number of shares of Common Stock granted pursuant to the Stock Award shall be adjusted to account for stock splits, stock dividends or other reclassifications of the Common Stock following the Commencement Date. Nauert shall receive the Tax Payment prior to April 15 of the year following the year of payment of the Stock Award to which such Tax Payment relates. All Common Stock paid to Nauert pursuant to this Paragraph 2(a) shall be fully vested immediately upon issuance; PROVIDED, HOWEVER, that Nauert shall forfeit all rights to any unpaid Stock Award and the Tax Payment related thereto if his employment with the Company is terminated prior to June 30, 2001, for any reason other than a Severenceable Event (as hereinafter defined). A "Severenceable Event" shall mean any of the following: (i) termination by the Company for any reason other than for Cause, (ii) termination upon a Change of Control, (iii) termination by Nauert for Good Reason, or (iv) termination due to the death or total or partial disability of Nauert. All stock certificates issued to Nauert in 1999, 2000, and 2001 pursuant to this Section 2(a), shall, if deemed necessary by the Company, contain the following legends and any others deemed reasonably necessary by the Company:

                                     NOTICE
                                     ------

                  THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO TRANSFER RESTRICTIONS, VOTING LIMITATIONS, AND OTHER TERMS AND CONDITIONS CONTAINED IN A VOTING AGREEMENT DATED JULY 1, 1998, BY AND AMONG THE COMPANY AND CERTAIN OF ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

                  THIS SECURITY IS SUBJECT TO CERTAIN RIGHTS AND RESTRICTIONS SET FORTH IN THE STOCKHOLDERS AGREEMENT DATED AS OF JULY 1, 1998, A COPY OF WHICH MAY OBTAINED FROM THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES.

                  THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.




                               Page 43 of 47 Pages

                           (b)      STOCK OPTIONS.

                                    (i) As an inducement to Nauert to enter into
                  this Agreement, the Company will grant to Nauert on the closing date of the Amended and Restated Stock Purchase, dated as of March 30, 1998, by and among Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P., Strategic Acquisition Partners, LLC and the Company (the "Stock Purchase Closing Date"), options to purchase an aggregate of 500,000 shares of Common Stock (the "Options"). The exercise price of the Options shall be as follows:

                           Number of Options             Exercise Price
                           -----------------             --------------

                                    100,000                  $  6.50
                                    100,000                  $  7.50
                                    100,000                  $  8.50
                                    100,000                  $  9.50
                                    100,000                  $ 10.50

                                    (ii) Thirty percent (30%) of the Options
                  will vest immediately upon issuance. The remainder of the Options shall vest as follows: (i) twenty percent (20%) shall vest on the first anniversary of the Commencement Date, (ii) twenty percent (20%) shall vest on the second anniversary of the Commencement Date, and (iii) thirty percent (30%) shall vest on the third anniversary of the Commencement Date. The vesting of all Options shall occur pro rata among the various exercise price levels. All unvested Options shall vest immediately upon the occurrence of a Severenceable Event. Nauert shall forfeit all unvested Options if his employment with the Company is terminated for any reason other than a Severenceable Event. The Options shall have the same anti-dilution protections as contained in the warrants issued to Nauert in connection with his equity investment in the Company.

                                    (iii) This Section 2(b) of the Agreement
                  constitutes a plan (the "Plan") under which the Options are granted for purposes of Section 162(m) of the Internal Revenue Code. At the close of the market on the date immediately preceding the Stock Purchase Closing Date, the fair market value of one (1) share of Common Stock was less than $6.50. The maximum number of shares of Common Stock subject to this Plan on which options to purchase may be granted is 500,000, all of which are granted to Nauert in this Section 2(b).

                           (c) INCENTIVE PAY. Nauert shall receive, with respect to each year of employment, an amount equal to five percent (5%) of the amount by which the Company's pre tax income for such year exceeds the base case for each year of employment as set forth on EXHIBIT A to the Agreement.





                               Page 44 of 47 Pages

                           (d) OTHER COMPENSATION. Nauert may also receive such cash bonuses or such other incentive compensation as the Board of Directors of the Company may approve from time to time in its sole discretion.

                           (e) ASSIGNMENT BY NAUERT. Notwithstanding anything herein to the contrary, Nauert may assign up to 25% of his right to receive payments pursuant to this Paragraph 2 to a third party; PROVIDED, HOWEVER, that such assignment does not violate any restrictions on transferability and assignability of Common Stock awarded under Section 2(a) of this Agreement.

                           (f) PERFORMANCE GOAL. Nauert's right to and receipt of any Tax Payment as provided under Section 2(a) of this Agreement is subject to the satisfaction of the Performance Goal as set forth on EXHIBIT B of the Agreement.

                           (g) CERTIFICATION OF PERFORMANCE. Prior to Nauert's receipt of any Tax Payment or incentive pay under Section 2(c) of this Agreement, the Board of Directors of the Company or the Compensation Committee thereof shall certify whether or not the Performance Goal was satisfied.

                           (h) FAIR MARKET VALUE OF STOCK AWARD. For purposes of Sections 83 and 162 of the Internal Revenue Code, the "Fair Market Value" of a Stock Award shall be equal to the product of (i) the number of shares of Common Stock, including fractional shares, paid to Nauert multiplied by (ii) the closing price of one (1) share of Common Stock on the date of payment.

         3. DELETION OF SECTION OF 9. Section 9 of the Agreement shall be deleted in whole.

         4. CORRECTION TO SECTION 10(f). References in Section 10(f) to "Section 9" are deleted and substituted with "Section 10."

         5. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its principles of conflicts of law.

         6. SEVERABILITY. If any provision of this Amendment is held for any reason to be invalid, it will not invalidate any other provisions of this Amendment which are in themselves valid, nor will it invalidate the provisions of any other agreement between the parties hereto. Rather, such invalid provision shall be construed so as to give it the maximum effect allowed by applicable law.

         7. HEADINGS. Paragraph headings hereunder are for convenience only and shall not affect the meaning or interpretation of the provisions of this Amendment.

         8. COUNTERPARTS. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original without production of the others.





                               Page 45 of 47 Pages

         9. FULL FORCE AND EFFECT. Except as expressly stated in this Amendment, all terms and provisions of the Agreement remain in full force and effect.

         IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

                                   CERES GROUP, INC.


                                   By: /s/ Charles E. Miller, Jr.
                                       -------------------------------------
                                   Its: Executive Vice President and CFO
                                       -------------------------------------


                                   /s/ Peter W. Nauert
                                   -----------------------------------------
                                          Peter W. Nauert




















                               Page 46 of 47 Pages

                                    EXHIBIT B
                                    ---------


         5% year over year increase in the direct premium revenue of Central Reserve Life Insurance Company, an Ohio corporation, based on 1998 revenues of $264,868,186, as follows:

         1999                       $278,112,000

         2000                       $292,018,000

         2001                       $306,618,000

For the Tax Payment related to any Stock Award to be paid in any quarter in 1999 or 2000, the 1999 target must be met; and for the Tax Payment related to any Stock Award to be paid in any quarter in 2001, the 2000 target must be met.




                               Page 47 of 47 Pages